UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Attached is an English translation of the Annual Report corresponding to the fiscal year ended  December 31, 2013 filed by the Company with the Peruvian Comisión Nacional Supervisora de Empresas y Valores – CONASEV.

The Annual Report will be submitted for the approval at the Annual Shareholders’ Meeting and the first call will take place at 10:00 am (Peruvian time) on March 25, 2014, while the second call will be at 10:00 am (Peruvian time) on March 31, 2014.

The Company informs that the 20-F will be issued prior the end of April 2014 in compliance with SEC and NYSE rules.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: March 7, 2014

Cementos Pacasmayo S.A.A.

2013 ANNUAL REPORT

Cementos Pacasmayo S.A.A. issued international bonds

In February 2013, Cementos Pacasmayo issued its first international bond, for US$300 million with a 10-year bullet maturity.

The international rating given by Fitch and S&P was BBB- and BB+ respectively.

The placement generated a demand of more than US $2.5 billion, with a coupon rate of 4.50% and a yield to maturity of 4.625%.

The funds for this placement were allocated to prepay the long-term debt with BBVA Banco Continental, which amounted to S/. 202.2; the remaining balance will be set aside for the new Piura plant.

New Cement Plant in Piura

Significant progress was made this year in the new cement plant in Piura, contracting construction and electromechanical assembly services from the Consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C., and JJC Schrader Camargo S.A.C.

The first of these companies will be responsible for executing the civil works, while the other two companies will be in charge of the electromechanical assembly activities, within a 19-month period. These companies have significant experience executing industrial projects in Peru; as a Consortium, they were responsible for constructing the latest expansion of Cemento Andino.

For Plant Construction and Engineering Supervision, on the other hand, the services of Cesel Ingenieros S.A. have been contracted and, for the purposes of the project, this company has joined forces with the Argentine company Saxum Ingeniería S.A., which has particular experience in the cement industry.

At the end of May 2013, the Environmental Impact Assessment (EIA) for the Construction of the Plant was approved, allowing us to schedule the commencement of Works for October 1, 2013.

Manufacturing of the main plant equipment acquired from Loesche GmbH and Thyssenkrupp Industrial Solutions GmbH also began in 2013. Loesche GmbH is responsible for manufacturing and supplying the equipment for milling raw materials, coal and cement; Thyssenkrupp Industrial Solutions GmbH is responsible for manufacturing and supplying the equipment used for producing clinker, as well as equipment for receiving, transporting and storing raw materials, silos, and the packaging and palletizing area.

Bearing in mind that the supply of this equipment has been contracted under the FOB system, we have contracted the logistical services of MIQ and Ransa, who will supervise for the correct and timely shipment of equipment at the ports of origin, followed by their subsequent transportation to the plant after arriving in the port of Paita.

We are able to report that in 2013 we acquired the electricity supply equipment, which will be installed in the main Electrical Substation (ES) of the future Plant. Siemens will be in charge of the manufacturing process and CAMESA Contratistas y Servicios Generales S.A. will be in charge of construction.

With respect to raw materials, we can report that, in the case of the Piura Plant, the main supply will be calcareous material (alternative to limestone), which can be extracted without using explosives, which are used during the limestone extraction process.

Finally, the total investment for the new plant is estimated to be US $385 million, scheduled to be completed for the second quarter of 2015.

Organizational Culture

Sharing the Strategic Focus

OUR VISION

To join the top 10% of cement companies in Latin America both in profitability and in environmental responsibility.

OUR MISSION

We are an innovative company that specializes not only in cement but also in lime and construction materials.

OUR COMMITMENT

To create value through innovation, quality, operational efficiency, care for the environment, social responsibility, safety and the fostering of clients and human resources.

OUR VALUES

Creativity

The capacity to think differently.

Excellence

Experiencing a process of continual improvement and always striving to do things better.

Integrity

This means living with rectitude and under the principles of honesty, respect and fairness.

Responsibility

Respect high standards of safety, care for the environment and contribute to sustainable development of local communities.

Teamwork

Always listen to the ideas of others in order to attain common goals, thereby creating a climate of confidence and learning from our mistakes.

Activities Related to Our Corporate Commitment

Quality Management

The Quality Policy was adhered to, thereby contributing to customer satisfaction.

Taking into consideration the availability of two very high quality active additives, the design of MS cement was optimized and then followed by quality control tests conducted by third-party laboratories (both local and foreign) in order to verify its new properties.

Quality control records were updated and standardized in all DINO concrete plants. Likewise, the weekly delivery of digital quality control certificates was established, covering 100% of customers.

Concrete pricing forms were optimized, including conditions for accepting the resistance results from the customer; the delivery schedule was established and implemented for information sheets on protecting and curing the concrete.

Concrete design optimization was continued at the DINO plants, and ergonomic carts were implemented for sampling pre-mixed concrete.

Internal and external training was continued, with 13 participants having attained international certification as “Field-based Concrete Testing Technicians Grade 1” by the American Concrete Institute (ACI), amounting to a total of 31 certified participants to date.

In order to have a management system in line with the model proposed by ISO 17025, and with a view to laboratory accreditation, 20 participants from the area were trained in the “Interpretation of the ISO 17025 requirements”, as well as the “Validation of testing methods and quality assurance of results”.

As part of the Maintenance of the Quality Management System (QMS), an internal audit was carried out in CPSAA, CSSA, DINO and Dinoselva. Courses were also given on the “Training of ISO 9001 Internal Auditors” in CPSAA and DINO.

In May and December 2013, follow-up external ISO 9001 audits were carried out by the Peruvian company SGS during which the auditors recommended the continuation of our ISO 9001 certification.

Research and Development

Improvements were made to the dosages of portland cement with additives, in terms of quality assurance requirements, lower production cost and better performance.

The industrial design, development and production of Type S and Type N mortar and mortar for building foundations were implemented.

The development of shotcrete was also completed.

Safety and the Environment

1. Safety

In 2013, Cementos Pacasmayo continued with the “Excellence in a Culture of Safety” project, which was launched in 2012.

In 2013, we continued to work in adherence with this focus, forming work groups that guarantee even more integration and commitment from the chain of command with regard to aspects of risk prevention.

These groups, known as committees or sub-committees, cover five areas: Risk Management, Behavioral Audits, Operational Discipline, Motivation and Training, and Investigation and Analysis of Incidents and Accidents. These five internal bodies, led by senior management and advised by the Safety and Environment area and DUPONT (as a pioneering company in this area), are working on the deployment of a series of actions aimed at obtaining more visible results in risk prevention.

Today, accident rates have decreased, there is more and better reporting of incidents by staff, better management of Hazard Identification and Risk Assessment by each area, in addition to others.

This project has generated excellent results, such as the reduction of accidents levels by over 25% in each operational unit of the group.

2. Environment

The company has a Management System that keeps it within the legal environmental framework. This is reflected in the compliance with environmental undertakings assumed with regulatory bodies, along with the results obtained from monitoring activities concerning air quality control, which are below the Legal Limits.

Cementos Pacasmayo is concerned with developing an environmental system focused on protecting the soil, air and water. In this way, and notwithstanding that monitoring activities indicate we are below the established limits, we are working on a series of initiatives that will allow us to further improve environmental management. Such initiatives include:

●	Enclosing the limestone stockpile at the Pacasmayo Plant, ensuring that our neighbors on the western side of the plant are not affected by dust and noise generation.

●	Placing paving stones in the parking area for loading vehicles, allowing us to control escaping dust particles generated by the vehicles.

●	Planting trees in different areas of the plant, allowing us to make our facilities more visually appealing.

●	Generating water and energy saving/optimization initiatives.

●	Creating mechanisms for reusing residual material from our operation and reincorporating it into the process.

●
Technological improvements in the Tembladera operations, installing telescopic chutes in the secondary crusher, thus controlling the dust generated by the operation and avoiding the use of water in these controls.

●	Improving the primary crusher enclosure of the Tembladera operations.

Community Relations

In 2013, the Community Relations area met the objectives set in 2012, which are aimed at contributing to the corporate objectives, namely:

“To create and strengthen a favorable social environment for the continuity and growth of our operations and projects, prioritizing our social investment in education, health, and local development programs, in coordination with other interest groups for the purpose of contributing to sustainable development”

Four strategic objectives have been proposed:

1.           To prevent social conflicts in our operations and projects.

2.           To foster a suitable relationship with our Stakeholders.

3.           To strengthen the company’s reputation.

4.           To contribute to local development.

Some of the more important actions, at the corporate level, include:

-           Developing the Strategic Plan of the Community Relations area.

-           Developing social investment guidelines.

-           Developing and implementing the Information and Social Management System.

These documents and management tools have enabled our employees to manage their activities in each of the direct and indirect areas of influence of our operations and projects with greater efficiency.

For a second consecutive year, CPSAA was awarded the Distinction of a Socially Responsible Company by Peru 2021, in recognition of our good practices in this field.

For a third consecutive year, we have prepared our sustainability report, attaining application level B in accordance with the GRI (Global Reporting Initiative) standards.

Furthermore, new employees have joined the Projects team within the Community Relations area. This has led to diverse events being held that are related to obtaining the approval of the Environmental Impact Assessments, as well as executing Informative Workshops related to the projects, and establishing agreements between the communities and the company regarding new projects.

The Operations team within the Community Relations area has maintained zero stoppages in operations during the year. This is due to positive relations with different interest groups, improved directionality in terms of social investment, and a better means of communicating what we do.

This year also saw the beginning of dialogs with the Yambrasbamba Community for the purpose of initiating negotiations within the framework of the Corianta Mine Closure Plan. Ongoing relations have been maintained, concluding the usufruct rights agreement in place since 2009.

The Corporate and Social Responsibility (CSR) Department has been able to commit and bring together the work carried out by Community Relations area and the Safety and Environment area. This has allowed for the timely and consistent response to issues regarding EIA approvals and visits from regulatory bodies.

Our social investment is defined by three guidelines and three strategies, which include the following projects:

Education through the programs:

Fondo Educativo Luis Hochschild Plaut [Luis Hochschild Plaut Educational Fund] in association with TECSUP

Centro de Desarrollo Tecnológico [Center for Technological Development] in association with TECSUP

Matemáticas para Todos [Math for All] in association with the Instituto Apoyo

Strengthening of teaching skills in operations areas.

Health through:

Support to the Healthy Schools program

Medical campaigns approved by the Ministry of Health.

Support for the implementation of medical instruments, equipment and furniture in the main health establishments of our operations.

Support for the improvement of basic healthcare infrastructure.

Strengthening of skills of medical personnel in the different health establishments of our operations.

Local development through:

Agreements established with public and private bodies to contribute to strengthening skills and, through them, implement productive projects that help create employment via organized interest groups in our Selva area of influence.

Our donation policy, through which permanent support is given to different activities aimed at cultural reassessment, promoting sport, and providing impetus for productive fairs and recreational activities for the residents of our area of influence.

Good Corporate Governance Practices

Cementos Pacasmayo S.A.A. counts among its objectives the continual improvement of its good corporate governance practices, and is actively committed to developing these for the benefit of its shareholders and the market in general.

An example of such commitment is the recognition of the good corporate governance practices of Cementos Pacasmayo by the Lima Stock Exchange (BVL). For a fourth consecutive year, Cementos Pacasmayo is part of the Good Corporate Governance Index. It must be noted that the evaluation required for inclusion in this index was conducted by the consulting firm PricewaterhouseCoopers (PwC).

Economic Environment

In 2013, the global economy sustained a moderate growth rate, showing slight recovery towards the end of the year, and thus a greater recovery is expected for 2014 and 2015.

The beginning of the year saw good conditions for investment growth. The context was favorable because of low financing costs, the appreciation of the Nuevo Sol, and historically high metal prices. Nevertheless, in the second quarter, expectations of the retreat in monetary stimulus in the U.S.A. affected the international arena significantly, giving rise to a sudden drop in metal prices, a rapid depreciation of currencies in emerging countries (including the Nuevo Sol), and an increase in interest rates.

These global changes had a clear impact at the local level. According to Apoyo Consultoría, private investment growth went from 13.5% in 2012 to approximately 3.6% in 2013.

Of note, however, is that despite the adverse international conditions, Peru kept its solid macroeconomic foundations intact. Even though the current account was negative

(-5.6% GDP), there was also an injection of long-term capital associated with investment projects. In the same manner, despite the fall in metal prices, which adversely affected government revenue, the fiscal balance remained positive, amounting to approximately 0.9% of the GDP.

According to the December Inflation Report of the Central Reserve Bank, domestic demand had grown approximately 6.0% by October, with an estimated growth of 5.8% for December, which is lower than the growth corresponding to 2012, but solid nonetheless. The external sector was affected by the international scenario, predominantly due to the fall in metal prices. Even so, a growth of 1.5% in exports is estimated for 2013. Despite the revision to the drop in GDP, which would have closed at around 5%, it is important to highlight that this rate remains higher than the average growth of countries in the region.

Trade balance was negative due to the fall in mineral exports, and the Central Reserve Bank estimates a deficit of US $396 million by December 2013. International reserves reached US $66.279 billion in November 2013, which is more than in 2012, despite intervention from the Central Bank in order to avoid excessive exchange rate volatility. This reserve level represents 32% of the GDP.

According to the latest report issued by the Central Reserve Bank, inflation for the year was 2.96%, which falls within the annual parameters established by the Central Reserve Bank (between 1% and 3%). The Nuevo Sol fell 9.6% against the dollar. At the end of 2013, the exchange rate closed at 2.795 Nuevos Soles to the dollar versus 2.55 Nuevos Soles to the dollar at the end of the previous period.

The National Cement Market

During the period between December 2012 and November 2013, shipments of cement totaled 10’706,043 metric tons, improving on the 9’865,250 metric tons shipped during the same period in the previous year (December 2011 to November 2012).

The production facilities of Cementos Pacasmayo and Cementos Selva shipped a total of 2’346,817 metric tons (5.1% more than was shipped during the same period in the previous year).

Market share for Cementos Pacasmayo and Cementos Selva during this period was 20.9%.

Cement Production

The production of cement at the Pacasmayo plant reached 2’100,740 metric tons (improving on the 2’052,642 metric tons produced in the previous year).

Production of this quantity of cement required 1’527,220 metric tons of clinker, and 573,520 metric tons of additives such as plaster, blast furnace slag, pozzolanic material, limestone and diatomite.

Production in the Rioja plant was 19.9% higher than the previous year, reaching a volume of 240,103 metric tons, which required 186,584 metric tons of clinker and 53,519 metric tons of additives.

Total clinker production for both plants was 1’385,479 MT, which required 351,501 MT of imported clinker to cover the deficit.

Commercial Consolidation

In 2013, the efforts of the commercial area focused on strengthening the position of our brands and promoting our distribution channels via the following activities:

1.	Maintain the positioning of the Pacasmayo brand, reaching a retention level of 98% 1.

2.	Launch a new corporate campaign for the Pacasmayo brand “Con lo mejor de tu tierra” [With the best of your land], with the aim of creating more emotional ties with the end consumer.

3.
Consolidate the “Club Maestro de Obra DINO” [DINO Master Builder Club], with over 4,800 members, resulting in the development of a communication, training, and benefits platform exclusively aimed at these customers. Furthermore, the first soccer championship was successfully organized for club members, in which more than 140 teams participated.

4.
Develop a communication platform via social networks “A la obra gente”, with the launch of different online communication platforms for younger members of the public, resulting in the development of a northern community of over 230,000 people.

1 Ipsos Apoyo, October 2013

5.	Create the Commercial Advisory Committee, made up of important and experienced independent executives from different industries.

6.
The Red Comercial DINO [DINO Business Network] experienced another year of growth and consolidation, increasing the number of associated vendors to over 335 by December 2013 and retaining its position via the “DINO Cercanía” [DINO Proximity] campaign.

7.
Implementation of additional services for our Dino members, such as a GPS tracking system for transportation vehicles, automatic notifications to customers regarding the shipment of products, remittance of online and physical account statements, monthly bulletin “Dinoticias” [DINO news], etc.

Consolidated Financial Results of Cementos Pacasmayo S.A.A. and its Subsidiaries

Sales

In 2013, consolidated sales revenue for Cementos Pacasmayo and its subsidiaries reached S/. 1.239.7 billion (a 6.0% increase in sales revenue on the previous period). Of these revenues, 88.9% was owed to sales of cement, concrete and blocks.

Gross Profit

The consolidated gross profit of Cementos Pacasmayo and its subsidiaries in 2013 was S/.  523.4 million, a 14.6% increase on the S/. 456.8 million during the previous year.

Consolidated Profits for the Period

Profits for the period 2013 were S/. 152.3 million. Profits earned in the 2012 period reached S/.  155.6 million. It is important to mention that, during 2013, net profits were affected mainly by a non-cash exchange rate loss of S/. 48.4 million.

EBIDTA

Company earnings before the deduction of earnings before interest, taxes, depreciation and amortization (EBITDA) were S/.  348.9 million, a higher return than the S/. 278.5 million earned in 2012. This difference can be explained mainly because of operational efficiencies implemented throughout the year, which have allowed to decrease costs.

Principal Subsidiaries

CEMENTOS SELVA

The sales volume of cement produced by Cementos Selva was 240,431 metric tons, an increase of 11.6% on the 215,409 metric tons sold during the previous period.

Revenue from the sale of prefabricated blocks and pavings in the Selva area saw a 7.1%, decrease, going from S/.  5.6  million in 2012 to S/. 5.2 million in 2013.

The total production of cement in 2013 was 240,103 metric tons.

In 2013, the expansion of the new production line was finished, which has increased cement production capacity to 440,000 metric tons/year.

DINO

During 2013, revenue from the sale of cement, concrete, prefabricated products and other lines increased by 8.3%, 31.8%, 26.3% and 7.4%, respectively, while steel and other lines sales fell by 23.6% and 46.2% respectively.

Sales of products manufactured by Cementos Pacasmayo S.A.A. amounted to S/. 741.2 million, which represents 74.0% of the sales made by Dino.

Sales of products manufactured by Dino amounted to S/. 172.3 million and sales of products manufactured by third parties amounted to S/.  86.6 million, representing 17.2% and 8.7% of sales by Dino, respectively.

In 2013, 475,652 cubic meters of premixed concrete were shipped, a figure 21.2% higher than the 392,501 cubic meters shipped in 2012.

The volume of sales of prefabricated blocks and pavement decreased from 36,867,000 units sold in 2012 to 30,259,000 units in 2013.

Steel sales represented 90.6% of the total sales of third-party products.

DINOSELVA IQUITOS

Dinoselva Iquitos obtained revenues of S/.  137.6 million. Operating profit for 2013 was S/. 3.3 million, EBITDA was S/.  3.4 million and net profit was S/. 2.1 million, while those in 2012 were S/. 2.7 million, S/ 2.7 million and S/. 1.8 million, respectively.

FOSFATOS DEL PACÍFICO

On September 1, 2009, by means of a simple reorganization process, CPSAA separated a block of equity from its assets corresponding to the phosphates industry, out of which Fosfátos del Pacífico S.A. was incorporated.

Subsequently, on December 29, 2011, CPSAA transferred 30% of the Company’s shares to MCA Phosphates Pte Ltd. (MCAP). It is worth highlighting that MCAP is a company that was founded in accordance with the laws of Singapore, whose share capital is 70% owned by the Mitsubishi Corporation.

On December 29, 2011, CPSAA signed an Off-Take Agreement through which Mitsubishi Corporation undertakes, among other things, to trade 2 million metric tons of Phosphate Rock each year over a 20-year period.

In August 2011, the company Golder Associates, at the request of CPSAA, assessed the size of the deposit at 408.2 million dry tons with a P2O5 content of 18.7%. Subsequently, laboratory tests to estimate optimization and variability, carried out by FLSmidth and Jacobs, established that the final product would have an approximate concentration of 30% of P2O5 and an approximate recovery of 75%.

From an industrial standpoint, pilot tests began in January 2012 by the company FLSmidth and Jacobs (USA) and were completed in May 2012. These tests provided confirmation of the results of the laboratory tests carried out previously.

In February 2012, an international invitation to tender was held for developing the Basic Engineering and Feasibility Study for the Project In May 2012, the Basic Engineering was awarded based on specialization. The companies that developed the engineering for each component were: Golder Associates for the mine study, the consortium FLSmith Minerals-Jacobs-Golder Associates for the plant study, Berenguer Ingenieros for the port study, and Pepsa Tecsult (Aecom) for the electrical transmission and water supply study.

Certification of the Reserves according to the JORC and NI 43101 international standards was carried out by Golder in 2013, including metallurgical information obtained from samples from diamond drilling of different layers of deposits. The reserves were calculated for the production of 2.5 million tons of phosphate concentrate with 30% of P2O5 over 20 years, equivalent to 106.9 million dry tons of mineral with 17.9% of P2O5

In April 2013, the chemical and metallurgical laboratory was inaugurated for the project, which is located inside the Bayóvar 9 concession. This laboratory holds the latest equipment required to analyze the mineral and different products derived from the processing. It will also allow for more detailed knowledge of the quality of the final product and its recovery, together with the percentage of P2O5. It is currently in the process of NTP ISO/IEC 17025-2006 certification, which is expected to be completed halfway through 2014. This certification will allow an analysis to be conducted in accordance with international standards recognized within the phosphates industry.

SALMUERAS SUDAMERICANAS S.A.

Salmueras Sudamericanas Project

Salmueras Sudamericanas S.A., which was founded by Cementos Pacasmayo S.A.A. (74.9%) and QUIMPAC S.A. (25.1%), is developing the brine project in the Sechura desert, which includes the Cañacmac, El Tablazo and Ñamuc concessions that together cover an area in excess of 135,000 hectares.

The project consists of extracting brine (salt water with a high concentration of potassium, magnesium and bromine minerals, among others) from subterranean deposits, and then processing it to produce fertilizer, balanced feed and other industrial raw materials. It is planned to produce potassium sulfate, magnesium oxide, dicalcium phosphate (DCP) and liquid bromine.

Completed Projects

Among the main projects completed by the plants at Pacasmayo and Rioja during 2012 are the following:

In Pacasmayo

●	Purchase of the outlet cover for raw material mill 2.

●	Purchase of strategic parts for Master vertical cement mills, hubs and mill rollers.

●	Cyclone upgrades for Kiln 3, upgrade in homogenization silos 1, hose filter for Kiln 2, cooler for Kiln 2.

●	Investment in reliability of the transport line and final milling of cement, in order to address the demand of the market in an efficient and timely manner.

●	Investment in quarries for the final disposal of residual material and the drainage system, which are considered in our environmental plans.

In Rioja

●
Plant expansion, consisting of a dryer with an annual capacity of 440,000 metric tons of limestone and clay, a raw material mill with a capacity of 434,000 metric tons of raw material per year, a vertical kiln with an annual production capacity of 81,000 metric tons of clinker per year and a cement mill with an annual production capacity of 275,000 metric tons of cement.

Company Assets

Company stock is represented by 531,461,479 shares at a nominal value of S/. 1.00 each, while the investment shares of the company are represented by 50,503,341 shares of the same nominal value.

Payment of Dividends

In a meeting of the Board of Directors on October 25, 2013, it was agreed to distribute dividends in the amount of S/.  58’196,460.30 at S/. 0.10 per share, charged against cumulative results.

Consolidated Financial Statements

The results for financial year 2013, the cash flow and general balance sheet as of December 31, 2013, appear in the documents attached to this report. The aforementioned financial statements of Cementos Pacasmayo S.A.A. and its subsidiaries were audited by Messrs. Medina, Zaldívar, Paredes y Asociados, a member company of the Ernst & Young Group.

From the Board of Directors

The Board of Directors expresses its gratitude both to shareholders for the trust vested in it and to Management, executives and employees in general for their valuable collaboration.

Declaration of Responsibility

The present document contains information that is true and adequate with respect to the development of the business of Cementos Pacasmayo S.A.A. and its subsidiaries during 2012.  Without prejudice to the responsibility attaching to the issuer, the signatories make themselves responsible for its content in accordance with applicable legal provisions.

[signature]	[signature]
NameHumberto Nadel del Carpio	Name Manuel Ferreyros Pena
Title Managing Director	TitleVice-President,
Administration and Finance

[signature]
NameAlfredo Tong Lam
Title Accountant

Lima, February 13, 2014

Business

General Information

Business Name:  Cementos Pacasmayo S.A.A.

Address: Calle La Colonia 150, Urbanización El Vivero, Santiago de Surco, Lima 33, Perú

Telephone: (511) 317-6000  Fax: (511) 317-6099

Incorporation and registration: Notarized Document dated December 10, 1998, issued by Notary Public Dr.  Gustavo Correa Miller, registered in entry No.  11076338 of the Registry of Corporate Bodies.

Group:  Cementos Pacasmayo S.A.A. belongs to the Inversiones Pacasmayo S.A. (IPSA) conglomerate. This conglomerate is also known as the “Grupo Hochschild” and consists mainly of the following companies:

Business Name	Corporate Purpose
Hartsdale Capital INC	Entrepreneurial activities
Farragut Holdings INC	Entrepreneurial activities
Inversiones Pacasmayo S.A. 2	Investments
Cementos Selva S.A.	Manufacture and marketing of cement
Distribuidora Norte Pacasmayo S.R.L.	Distribution and marketing
Dinoselva Iquitos S.A.C.	Distribution and marketing
Empresa de Transmisión Guadalupe S.A.C.	Energy transmission
Acuícola Los Paiches S.A.C.	Fishing and the development of fish farms
Fosfátos del Pacífico S.A.	Mining activities in the manufacture of fertilizers and chemical products
Salmueras Sudamericanas S.A.	Mining activities and the manufacture of salt, fertilizers and chemical products
Calizas del Norte S.A.C.	Mining activities
Hochschild Mining PLC subsidiarias	Mining activities

Share Classes Created and Issued: Common and Investment

Company stock of the issuer is represented by 531,461,479 common shares, fully subscribed to and paid for, whose nominal value is one new sol per share, and which represent 91.32% of the totality of the shares in circulation.

Investment Shares correspond to 50,503,124 shares, whose nominal value is one new sol per share, and which represent approximately 8.68% of the totality of the shares in circulation.

2 In Shareholders Meeting dated 21/10/2013 the name was changed from Inversiones Pacasmayo S.A. to ASPI Investment S.A.

Share structure: The participation of the ten largest shareholders expressed in percentages is as follows:

1. 2. 3. 4. 5. 6. 7. 8. 9. 10.	52.63% 20.13% 4.50% 4.40% 2.99% 2.49% 1.17% 0.85% 0.61% 0.61%

Shareholders with a participation greater than 5% of company stock:

Name and/or Business Name	Participation	Nationality	Conglomerate
Inversiones Pacasmayo S.A. 2	52.63%	Peruvian	IPSA/Hochschild
Jpmorgan Chase Bank N.A. FBO Holders of (ADRs)	20.13%	U.S.A.

* The composition of common shares underlying the ADRs is listed in the share register and the name of the depository, “J.P.MORGAN CHASE BANK, NA. FBO HOLDERS OF ADRS.” The total number of ADRs issued as of the end of December 2013 is 21’398,638 (equivalent to 106’993,190 common shares).

Shares with a Right to Vote

Holding	Number of Shareholders	Percentage of Participation
Less than 1%	7,318	11.69%
Between 1%‒5%	5	15.55%
Between 5%‒10%
Greater than 10%	2	72.76%
Total	7,325	100.00%

Investment Shares

Holding	Number of Owners	Percentage of Participation
Less than 1%	449	10.41%
Between 1%‒5%	3	3.88%
Between 5%‒10%	5	40.39%
Greater than 10%	2	45.32%
Total	459	100.00%

Description of Operations and Development

Corporate purpose: The purpose of the Company is to devote itself to the development and manufacture of cements,quicklime, aggregates, cement blocks and bricks, pre-mixed concrete and other construction materials, their derivatives and related products, including their marketing and sale, in the Republic of Peru and overseas. Likewise, the Company may carry out all manner of mining exploration, prospecting, development, exploitation, commercialization, general labor, benefit and transportation activities; it may also perform all activities concerning the transportation of products in general, materials and toxic waste (including chemical and controlled goods), and enter into all acts and contracts deemed appropriate for fulfilling its corporate purpose, covering activities regarding the purchase, sale, construction, leasing and administration of movable and immovable property, and carry out all civil and commercial acts that are deemed appropriate, including participation in other companies in the Republic of Peru and overseas.

Evolution of Operations:

1949

Founding of the Compañía Nacional de Cementos Portland del Norte.

1957

Start of commercial activities of the Compañía Cementos Pacasmayo S.A. with the installation of the first clinker production line completed in 1958.

Clinker production capacity stands at 110,000 metric tons/year.

1966

Completion of the installation of the second production line.

Clinker production capacity rises to 303,500 metric tons/year.

1977

Installation of line 3.

Clinker production capacity rises to 720,000 metric tons/year (not including line 1).

1994‒1995

Thanks to technological improvements, line 3 production capacity is expanded to 690,000 metric tons/year, with the capacity of the plant reaching 840,000 metric tons/year.

1998

Cement factory in the province of Rioja acquired from the regional government of San Martín.

New company created, called Cementos Pacasmayo S.A.A., resulting from the amalgamation of Cementos Norte Pacasmayo S.A. and Cementos Rioja y Cordasa.

2000

Installation of a new vertical mill in the Pacasmayo plant, which increases milling capacity.

Cementos Selva S.A. company incorporated.

2001

Capacity of the Selva plant expanded to reach 120,000 metric tons/year.

2007

Installation of three vertical kilns in the Pacasmayo plant.

2008

Installation of a fourth vertical kiln in the Pacasmayo plant.

Clinker production capacity rises to 1,241,000 metric tons/year.

Installation begins of a new vertical kiln at the Selva plant with a production capacity of 80,000 metric tons/year.

2009

Construction of a new cement silo with a capacity of 11,000 metric tons of cement.

2010

Installation of a new cement mill.  The milling capacity of the Pacasmayo plant increases by 1,200,000 metric tons/year.

Project carried out to convert the Waelz kiln to produce lime, in addition to zinc.

2011

Installation begins of two new vertical kilns in the Pacasmayo plant.

Construction starts on a new production line in the Rioja plant to increase installed capacity by 200,000 metric tons of cement per year to reach 440,000 metric tons/year.

Incorporation of Salmueras Sudamericanas S.A. together with Quimpac, the leading producer of chemical products in Peru, to develop brine products in our combined areas in the coastal zone of Piura in the North of Peru.

Sale in December of a minority holding in the company stock of Fosfatos del Pacífico S.A. to a subsidiary of the Mitsubishi Corporation in order to develop the phosphate deposits in the Bayóvar fields in northwestern Peru.

2012

Cementos Pacasmayo S.A.A. lists its shares on the New York Stock Exchange, becoming the first Peruvian cement company to be listed on this market.

Increase in production capacity of vertical kiln no. 2 which together with the installation of two new horizontal kilns increases installed capacity to 1,500,000 metric tons of clinker.

Expansion of new production line in the Cementos Selva plant for a trial period.

Project launched for the development of a new cement plant in Piura.

2013

Cementos Pacasmayo S.A.A. issues 10-year international bullet bonds for US $300 million, with a coupon rate of 4.5%. The international rating given by Fitch and S&P was BBB- and BB+ respectively. The placement took place on February 1, 2013, and it generated a demand of more than US $2.5 billion.

Environmental Impact Study approval is obtained for the construction of the new cement plant in Piura and construction commences.

Description of the Sector:

There are seven cement-producing facilities in this country. Although there is no great difference between these concerning cost of production, producers have competed largely on the periphery of clearly defined market areas owing to the high costs of transport.

The Company’s main production plant is located in the city of Pacasmayo, 96 km north of the city of Trujillo.

In 1998 operations began at the production facility located in the city of Rioja, Department of San Martín, which is currently owned by the subsidiary Cementos Selva S.A.

The Company also owns the subsidiaries Distribuidora Norte Pacasmayo S.R.L. and Dinoselva Iquitos S.A.C., together with a network of affiliates that distribute a significant proportion of its products.

The other producers/importers of cement in Peru are:

UNACEM  S.A.A., who has 2 plants. The main one  is located on the outskirts of Lima and it is the largest manufacturer of cement in Peru. The second one is located in the Department of Junín, and mainly serves the central area of the country and a portion of the Departments of Loreto and Ucayali.

Yura S.A., located near Arequipa, mainly serves the South of Peru and the areas bordering Bolivia and Chile.

Cementos Sur S.A., whose plant is located near Juliaca, Puno Department, mainly serves the Andean area in the south of Peru.

Caliza Cementos Inca, located in Cajamarquilla, serves this area together with other provinces in the country.

There are, in addition, cement importers who essentially supply the cities of Lima and Iquitos.

Net Sales of Goods (in thousands of soles as of December 31, 2013).

Market	2012	2013
Sales of Goods
- National	1,169.80	1,239.69

Products by Greatest Volume of Sale

Product	% of sales — 2012	% of sales — 2013
Cement, concrete and blocks	83.1	88.9
Construction supplies	12.2	8.3
Lime	4.5	2.6
Others	0.2	0.2

Investment Plans or Policies

The main projects completed during 2013 include the following:

In Pacasmayo

Investments in 2013 have been mainly directed at the recovery of assets, the improvement of primary equipment, the supply of strategic parts and production line improvement.

The purchase of the outlet cover for raw material mill 2, the purchase of strategic parts for Master vertical cement mills, hubs and mill rollers, the cyclone upgrade for Kiln 3, and the upgrade in homogenization silos 1, in the hose filter for Kiln 2, in the cooler for Kiln 2, among others.

There have been investments in the reliability of the transport line and final milling of cement, in order to address the demand of the market in an efficient and timely manner.

Furthermore, a significant segment of the investment in quarries was in the final disposal of the residual material generated in the quarries and the drainage systems considered in our environmental plans.

Significant progress was made this year in the new cement plant in Piura, contracting construction and electromechanical assembly services from the Consortium formed by JJC Contratistas Generales S.A., SSK Montajes e Instalaciones S.A.C., and JJC Schrader Camargo S.A.C. This plant will have a production capacity of 1.6 million metric tons of cement and 1.0 million tons of clinker.

In Rioja

In 2013, the expansion of our plant in Rioja was completed, more than doubling the production capacity of cement and also increasing the production capacity of clinker.

This expansion consists of a second dryer with an annual capacity of 440,000 metric tons of limestone and clay, and a third raw material mill with a capacity of 434,000 metric tons of raw material per year. It also includes a fourth vertical kiln with a production capacity of 80,000 metric tons of clinker per year, and a third cement mill with an annual capacity of 240,000 metric tons of cement. With this expansion, the Cementos Selva plant reaches a production capacity of 440,000 metric tons of cement and 280,000 metric tons of clinker per year.

Principal Assets

 (Net balances in thousands of S/.)

Description	2012	2013
Machinery and Equipment	526,629	607,640
Buildings and Installations	179,833	236,360
Land	211,585	216,804
Transportation Units	73,754	74,106
Work in Process and Units Receivable	334,564	307,788
Computer Equipment and Tools	10,190	10,573
Furniture and Appliances	4,954	5,495
Mining Concessions	25,546	28,456
Mine Development Costs	27,780	56,889
Total	1,394,835	1,537,111

Human Resources

The number of personnel and staff has varied as shown below (data as of December 31 each year):

	Dec. 2011	Dec. 2012	Dec. 2013
Executives	15	32	33
Employees	909	1,031	1074
Workers	609	645	565
TOTAL	1,533	1,708	1672

On the other hand, as of December 2013 the permanent and contracted personnel of the company was as follows:

	Permanent	Temporary
Executives	32	1
Employees	675	399
Workers	412	153
TOTAL	1,119	553

Important Facts

In 2013, the foundations of an organizational culture based on meritocracy were strengthened, prioritizing the definition of objectives in the Operations areas, allowing Performance Evaluations to be conducted based on Objectives. The development of our personnel was also prioritized through internal promotions.

Furthermore, we conducted the Work Environment Survey across all units within the Group, including employees and workers. Pride and Comradeship turned out to be the most positive factors. As a result of this survey, Work Environment Committees were established in the Units in order to prioritize the required actions for improvement.

Finally, three-year Union Agreements were signed with our two unions, Pacasmayo Plant and Tembladera Quarry, which is a clear sign of the level of trust and commitment between the parties.

Judicial, Administrative or Arbitration Proceedings

As of December 31, 2013, and as of the issue of this report, we have no knowledge of any proceedings that might have a significant impact on operational results or the financial position of the Company.

Administration

Name	Position	Director since
Eduardo Hochshild Beeck	Chairman	03.04.1991
Roberto Dañino Zuñiga	Vice-Chairman	10.06.2008
Rolando Arellano Cueva	Director	30.03.2011
Gianfranco Castagnola Zuñiga	Director	28.03.2003
Raimundo Morales Dasso	Director	27.03.2008
Humberto Nadal Del Carpio	Director	27.03.2008
Moisés Naím	Director	19.04.2013
Hilda Ochoa-Brillembourg	Director	10.10.2011
Dionisio Romero Paoletti	Director	22.03.2005
Robert P. Bredthauer	Alternate Director	28.03.2003
Manuel Ferreyros Peña	Alternate Director	27.03.2008
Juan Incháustegui Vargas	Alternate Director	04.08.1995

Central Supply Chain Manager

Eduardo Hochschild Beeck

Mr. Hochschild has been director since April 1991 and currently Chairman of the Board. He is an engineer with a specialization in mechanics and physics with a Bachelor´s degree from Tufts University, Boston, U.S.A. Mr. Hochschild is also Executive President of Hochschild Mining plc and Asociación Promotora TECSUP and Chairman of IPSA, Vice Chairman of Peruvian Silver Patronage (Patronato de la Plata del Perú), Director of Banco de Crédito del Perú, El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros, Sociedad de Comercio Exterior del Perú-COMEX Perú, the National Society of Mining, Petroleum and Energy (Sociedad Nacional de Minería, Petroléo y Energía), a member of the Board of Trustees of the National University of Engineering. He is also an expert consultant for the Economic Counsel of the Episcopal Conference.

Roberto Dañino Zapata

Mr. Dañino has been a Director since 1995. In July 2001 he resigned from the Board of Directors to take office as Prime Minister of the Peruvian Government, before rejoining the Board in June 2008. He is an attorney having graduated from the schools of Law of Harvard University and the Pontificia Universidad Católica del Perú. He was Peruvian Ambassador to the United States and Senior Vice-President and General Counsel of the World Bank. He has also been Partner and Chairman of the Latin American Practice at Wilmer Cutler & Pickering, Washington D.C. (now Wilmer Hale). He is currently Vice-Chairman of the Board of Directors of Hochschild Mining plc, Chairman of Fosfatos del Pacífico S.A. In Addition, he is Independent Director of Inversiones Centenario, Seguros SURA, Mibanco, PetroNova, Results for Development, the Youth Orchestra of the Americas and ACCION International, among others.

Rolando Antonio Arellano Cueva.

Mr. Arellano has been a Director since March 2011. He holds a PhD in Marketing from Grenoble University, France, a Master’s in Business Administration from ESAN and a degree in Psychology from Pontificia Universidad Católica del Perú. He is Chairman of the Board of Arellano Investigación de Marketing S.A., a company with operations in various Latin-American countries. He is professor at Centrum Catolica (Universidad Catolica del Peru Business School) and has taught at numerous universities in the region. He was Director of the Master Program at ESAN, and Chairman of the Marketing Department and Director of the Master in International Business Program at Laval University, Quebec, Canada. He was the Chairman of the Peruvian Marketing Society and is the author of 17 books on business and marketing in emerging economies. Independent Director

Gianfranco Castagnola Zúñiga

Mr. Castagnola has been a Director since March 2003. He has a degree in Economics from Universidad del Pacífico and a Master in Public Policy from Harvard University. Mr. Castagnola also serves as Executive President of Apoyo Consultoría S.A.C., Chairman of the Board of AC Capitales Sociedad Administradora de Fondos de Inversión S.A., and Director of Scotiabank Perú S.A.A., Saga Falabella S.A., Austral Group S.A.A., Lima Airport Partners S.R.L., Redesur S.A., Inmobiliaria Koricancha S.A. and other non-for-profit organizations. He served as a member of the board of the Central Bank of Peru from to 1996 to 2001. Independent Director

José Raimundo Morales Dasso.

Mr. Morales has been a Director since March 2008. He has a Bachelor’s degree in Economics and Business Administration from Universidad del Pacífico and a Master’s in Business Administration from the Wharton Business School – University of Pennsylvania. Mr. Morales was the Chief Executive Officer of Banco de Crédito del Perú from November 1990 through March 2008. Currently, he is Chairman of the Board of Salmueras Sudamericanas S.A., Vice Chairman of the Board of Credicorp Ltd., Banco de Crédito del Perú, Banco de Crédito de Bolivia, Atlantic Security Bank and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros and a member of the Board of Directors of Pacífico Vida Seguros, Alicorp S.A.A., Grupo Romero, Ceramica Lima S.A., Trebol Corporacion Ceramica S.A. and JJC Contratistas Generales.

Humberto Reynaldo Nadal Del Carpio.

Mr. Nadal joined our company as Corporate Development Manager in June 2007 and has served as our Director since March 2008 and Chief Executive Officer since April 2011. He has a Bachelor’s degree in Economics from Universidad del Pacífico and a Master’s degree in Business Administration from Georgetown University. He is the representative of Cementos Pacasmayo in the General Management of IPSA, Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. He has also been Chairman of the Board of Directors of Fondo Mivivienda. In April 2006, he joined Compañía Minera Ares S.A.C. (a subsidiary of Hochschild Mining plc) as Corporate Development Manager. Mr. Nadal has also served as Business, Administration and Finance Manager ot the Instituto Libertad y Democracia and Chief Executive Officer at Socosani S.A.

Moisés Naím

Dr. Naím has been a Director since April 2013. He holds MSc and PhD degrees from the Massachusetts Institute of Technology, and in 2013 American University awarded him an honorary doctorate of international affairs. Dr. Naím is a Senior Associate in the International Economics Program at the Carnegie Endowment for International Peace and the chief international columnist for El Pais and La Repubblica, Spain's and Italy's largest dailies and is one of the columnists in The Financial Times "A-List", as well as a contributing editor at The Atlantic Magazine. His weekly columns are also carried by all the leading newspapers in Latin America and in 2011 he was awarded the Ortega y Gasset prize, the most prestigious award in Spanish journalism. Dr. Naím is also the host and producer of Efecto Naím a weekly television program on international affairs that airs throughout the Americas. Before joining the Carnegie Endowment, Dr. Naím was the editor in chief of Foreign Policy for fourteen years a period when the magazine was  re-launched and won the National Magazine award for General Excellence three times. He is author of many scholarly articles and more than ten books on international economics and politics including Illicit (2005) and The End of Power (2013). Dr. Naím's public service includes his tenure as Venezuela's Minister of Trade and Industry in the early 1990s, director of Venezuela's Central Bank, and executive director of the World Bank.  He was also a professor of business and economics and dean of IESA, Venezuela's main business school. He is the Chairman of the Board of both the Group of Fifty (G50) and of Population Action International, and a member of the board of directors of the National Endowment for Democracy, International Crisis Group, and the Open Society Foundations.

Hilda Ochoa-Brillembourg.

Mrs. Ochoa-Brillembourg was appointed as a Director in October 2011. She has a Bachelor of Science degree in Economics from the Universidad Católica Andres Bello of Venezuela, a Master’s degree in Public Administration from Harvard’s Kennedy School of Government and is a PhD candidate in Business Administration from Harvard Business School. She is the founder, and since 1987, President and Executive Director, of Strategic Investment Group and a group of affiliated investment management firms. From 1976 to 1987, she was Chief Investment Officer of the Pension Investment Division at the World Bank. Mrs. Ochoa-Brillembourg is on the board of directors of General Mills, where she is also a member of the audit and public responsibility committees, McGraw-Hill, where she is also a member of its audit and financial policy committees. Independent Director

Dionisio Romero Paoletti.

Mr. Romero has been a Director since March 2005. He has a degree in Economics from Brown University and a Master´s degree in Business Administration from Stanford University. He is the Chairman of the Board of Credicorp and Banco de Crédito del Perú-BCP, and the Executive Chairman of Credicorp since 2009, and Director. Mr. Romero has served as a board member of Banco de Crédito del Perú since 2003 and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also the Chairman of the Board of Banco de Crédito de Bolivia, Pacifico Peruano Suiza Cia. De Seguros y Reaseguros, Pacifico Vida Cia. De Seguros y Reaseguros, Alicorp S.A.A., Ransa Comercial S.A., Industrias del Espino S.A., Agricola del Chira S.A.,  Compañia Universal Textil S.A., among others. Furthermore, he is Vice Chairman of the Board of Inversiones Centenario and Director of Banco de Crédito e Inversiones – BCI and Hermes Transportes Blindados.

Robert Patrick Bredthauer

Mr. Bredthauer has been an alternate director since March 2003. He has a degree in Business Administration from Hochschule St. Gallen and a commerce degree from the École Supérieure de Commerce, La Neuveville, and the École Supérieure de Commerce, Lausanne, both in Switzerland. Since 1976, he acted as Vice-President of Finance and Executive Vice-President of Cemento Nacional C.A. (Guayaquil, Ecuador) and prior to that was the regional Controller for Holderbank Management and Consulting in Nyon, Switzerland. Independent Alternate Director

Manuel Ferreyros Peña.

 Mr. Ferreyros has been an alternate director since March 2008 and our Chief Financial Officer since January 2008. He is an alternate member of the Board of Directors of Fosfatos del Pacífico S.A. Mr. Ferreyros has a Bachelor´s degree in Business Administration from Universidad de Lima, a Multinational MBA at the Adolfo Ibañez School of Management, Miami and a Master’s in Business Administration from The College of Insurance in New York. Mr. Ferreyros has pursued the Advanced Management Program at Instituto Centroamericano de Administración de Empresas - INCAE and the CEO Management Program at Kellogg University, among others. Prior to joining Cementos Pacasmayo, Mr. Ferreyros was Chief Executive Officer of La Positiva Seguros y Reaseguros. Alternate Director

Juan Victoriano Incháustegui Vargas.

Mr. Inchaustegui has been a director since August 1995. He has a degree in Mechanical and Electric Engineering from Universidad Nacional de Ingeniería and he has attended the Advanced Management Program at the Universidad de Piura. Mr. Inchaustegui was the Peruvian Minister of Energy and Mines from March 1984 to July 1985, the Minister of Industry, Tourism, Integration and Trade Negotiations from February to July 2001, and he also served as a Senator of the Republic of Peru from 1990 to 1992. He was the Chief Executive Officer of Electroperú S.A., President of Asociación Promotora TECSUP and as President of the Academy of Engineering, of which he is still a member and is its representative in the Innovation for Competitiveness Project at the National Science and Technology Council (CONCYTEC).

Board Committees

Executive Committee

Our Executive Committee is mainly responsible for (i) supervising and supporting our management in executing the resolutions passed by our board of directors, (ii) executing the strategy approved by our board of directors, (iii) meeting short-term and medium-term goals, as well as designing action plans to meet such goals in accordance with the long-term strategy and goals approved by our board of directors, (iv) approving agreements or transactions involving amounts greater than US$3 million but less than US$20 million, (v) monitoring compliance with the annual budget and approving any significant deviations from approved levels of working capital, (vi) making strategic decisions that do not rise to the level of a full board approval, and (vii) approving and executing new projects in amounts up to US$20 million.

Audit Committee

The audit committee is responsible for reviewing our financial statements; evaluating our internal controls and procedures, and identifying deficiencies; the appointment, compensation, retention and oversight of our external auditors. Additionally, it is responsible for informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function; and overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees.

Antitrust Best Practices Committee

The Antitrust Best Practices Committee is responsible for informing our employees about our competition best practices and for monitoring compliance with such practices, including compliance with antitrust regulations.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board on its oversight of the Director nomination and Committee assignments, as well as the Board and CEO successions. Similarly, it is responsible for assisting in the implementation of the committee and board self-assessment surveys and the review of governance principles.

Percentage of Total Remuneration Received by Members of the Board of Directors and the Management Team with Respect to Gross Revenue

	2012	2013
Directors	0.4	0.5
Management	1.8	1.8
Total	2.3	2.3

Management Team

Chief Executive Officer

Humberto Reynaldo Nadal Del Carpio

See “List of Directors”

Vice-President, Cement Business

Carlos Julio Pomarino Pezzia

Mr. Pomarino is our Vice President Cement Business since April 2009. He has a degree in Economic Engineering from Universidad Nacional de Ingeniería and a Master’s in Business Administration from Adolfo Ibañez School of Management and ESAN and pursued the Advanced Management Program at the Universidad de Piura. He served as Commercial Officer of the Company from 2002 to 2009 and as Chief Executive Officer of Distribuidora Norte Pacasmayo S.R.L. from 1998 to 2009. Prior to joining the Company, Mr. Pomarino worked as Administration and Finance Manager at Comercializadora de Alimentos S.A. and as Chief Financial Officer at Fábrica de Tejidos San Jacinto S.A.

Chief Financial Officer

Manuel Ferreyros Peña

See “List of Directors”

General Counsel

Jorge Javier Durand Planas

Mr. Durand has been our General Counsel since September 2008. Previously, he was General Counsel of Hochschild Mining plc. He holds a Law degree from Universidad de Lima (Peru), and a Master’s in Business Administration from the Universidad del Pacífico (Peru). Among other studies, he has also completed the Management Program for Lawyers at the Yale School of Management. He joined the Hochschild Group in 1994. Mr. Durand currently also acts as a board member of Salmueras Sudamericanas S.A.

Industrial Development Manager, Cement Business

Rodolfo Ricardo Jordán Musso

 Mr. Jordan has been our Industrial Development Manager since June 2012. He previously acted as Marketing Manager. He has a degree in Civil Engineering from Universidad Católica del Perú and pursued an Advanced Management Program at the Universidad de Piura. Prior to joining the Company he served as Chief Executive Officer of the Mexican affiliate of Graña & Montero Ingenieros Consultores. From 2007 through 2009 he served as Marketing Manager of Distribuidora Norte Pacasmayo S.R.L.

Controller

Juan Manuel Yamamoto Shishido

Mr. Yamamoto has been Controller since 2006. He has a degree in Accounting from the Pontificia Universidad Católica del Perú and an Master’s in Business Administration from the Universidad San Ignacio de Loyola. Before joining the company he was Finance Manager of Edelnor S.A.A. and Sub-Manager of Treasury and Accounting of Edegel S.A.A.

Engineering and Projects Manager, Cement Business

Juan Guillermo Teevin Vásquez

Mr. Teevin has been our Engineering and Projects Manager for the Cement Business since June 2012. He has a degree in Mechanical Engineering from Universidad Nacional de Ingeniería and has pursued different studies in the Advanced Management Program at the Universidad de Piura, as well as Multinational MBA at the Adolfo Ibañez School of Management, Miami. Mr. Teevin was Operations Manager for the Company from June 2005 to May 2012.

Phosphate Project Manager

José Luis Arévalo Vega

Mr. Arévalo has been working for the company since 1976 and is currently serving as Central Manager for the Piura Project. He holds a degree in Electrical Engineering from the Universidad Nacional de Ingeniería, a degree from the Advanced Management Program at the Universidad de Piura and has also attended the Financial Project Management Program at UPC. Mr. Arévalo served as Operating Officer of the company from 1998 to 2005, as Operations Vice-President of Zemex Corp. from 2005 to 2007 and as Project Manager of Hochschild Mining in Mexico from 2007 to 2008.

Corporate Development Manager

Joaquín Larrea Gubbins

Mr. Larrea has been our Corporate Development Manager since June 2011. He has a degree in Business Administration from Universidad de Lima and a Master’s in Business Administration from the Kellogg School of Management. In the past, Mr. Larrea worked as Corporate Development Director of General Electric for Peru, Ecuador and Bolivia. He served as our Zinc Business Manager for a year and as our Corporate Finance Head for five years.

Corporate Social Responsibility Manager

Carlos Paúl Cateriano Alzamora

Mr. Cateriano has been our Corporate Social Responsibility Manager since June 2012. Previously, he was our Human Resources Manager from 2006 to 2012 He studied in Mechanical Engineering at the Pontificia Universidad Católica del Peru and has pursued different studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Cateriano worked as Human Resources Deputy Manager at Banco Wiese Sudameris S.A. (acquired by Scotiabank Perú S.A.A.) from 1999 to 2006. In addition, he has worked as Head of Training at Banco Santander Perú S.A., and as a consultant at Polimeros y Adhesivos S.A.

Operations Manager, Pacasmayo and Rioja Cement Plant

Hugo Pedro Villanueva Castillo

Mr. Villanueva has been our Operations Manager for the Pacasmayo and Rioja cement plant since January 2012. Previously he was Operations Manager for Cementos Selva S.A. for over 9 years. Furthermore, Mr. Villanueva has worked at our Company for over 20 years, holding different positions.  Mr. Villanueva holds a Master’s degree in Business from EGADE and has taken coursework at the General Management Program at PAD, Universidad de Piura and Program for Senior Management at INCAE in Costa Rica.

Gerente Central de Recursos Humanos

Néstor Hernán Astete Angulo

Mr. Astete has been our Human Resources Manager since March 2013. He has over 27 years of experience practicing HR functions in 6 countries in Latin America. He has a degree in Industrial Engineering from the University of Lima and has Postgraduate studies in Human Resources from ESAN, as well as Ontological Coaching studies from the Newfield Institute. Prior to joining our company, Mr. Astete worked as a Corporate HR Manager in Compñia Minera Volcan, HR Executive Director at Grupo Aeromexico, HR Executive Director at Banco Santander, Mexico, Brazil and Peru, among others. He is also a member of the Human Resources Committee of the American Chamber of Peru, and a member and director of the Peruvian HR Association.

Manager for the Piura Project

Alfredo Romero Umlauff

Mr. Romero is our Manager for the Piura Project since May 2013. He has over 36 years of experience in the construction industry as well as in the areas of Project Management, Cost and Planning and Management. He is a Civil Engineer by the Pontifica Universidad Catolica del Peru, and has conducted several studies in the Advanced Management Program at the Universidad de Piura. Prior to joining our company, Mr. Romero worked as Deputy CEO at JJC Contratistas General, CEO of Metalúrgica Peruana S.A, CEO of Union de Concreteras S.A., among others. He has been a speaker at various international conferences and co-authored publications related to the treatment of ready-mix concrete.

Diego Reyes Pazos

Mr. Reyes has been the Central Supply Chain Manager since July 2013. He has solid experience in the supply chain, project development, design and implementation of systems/processes and financial analysis. He graduated with a degree in Business Administration from the University of Lima and received an MBA from the University of Piura. Before joining our company, Mr. Reyes worked as Operations and Finance Manager at Belcorp, as Senior Business Process Expert for Latin America at SAB Miller, Project Manager in the Vice Presidency of Supply Chain at UCP Backus & Johnston, among others.

Financial Information

a) Liquidity

Liquidity Ratios	2013	2012	2011
Current ratio (Current assets / Current liabilities)	9.0	4.75	2.13
Acid test (Cash — banks & accounts. Receivable / Current liabilities)	6.6	3.02	1.42

The current ratio increased from 4.75 in 2012 to 9.0 in 2013. This increase was primarily due to the increase in cash resulting from the issue of International Corporate Bonds for US $300 million. It was also due to the increase in the Inventory Balance account (Increase of S/. 56.3 million).

The acid test or ratio increased from 3.02 in 2012 to 6.6 in 2013, mainly due to the increase in cash resulting from the issue of Bonds for US $300 million.

b) Capital and Financing:

Debt-to-Equity Ratio	2011	2012	2013
Total Liabilities / Total Assets	0.35	0.21	0.45
Total Net Assets / Total Assets	0.65	0.79	0.55

The proportion of assets financed by third parties increased from 0.21 in 2012 to 0.35 in 2013, due to the increase in Total Liabilities of S/. 615.9 million (from the issue of Bonds) despite the increase in Total Assets of S/. 731.2 million.

The Net Worth/Assets ratio decreased because the total assets have increased more than the net worth, primarily due to the increase in cash resulting from the issue of Corporate Bonds (S/. 152.1 million) and, to a lesser extent, due to the increase in the inventories (S/. 56.3 million). Whereas the total net worth increased by S/. 115.4 million).

c) Economic Results:

Profit Ratios	2011	2012	2013
Operating Margin	42.22%	39.04%	42.76%
Net Margin	23.63%	19.71%	11.95%

The gross and operating margins for 2013 increased with respect to those for 2012, primarily due to the efficiencies implemented in the process, allowing production costs to be reduced. The net margin reduced slightly, primarily due to the accounting effect of the loss resulting from the exchange rate difference existing from the US $300 million debt.

MONTHLY SHARE PRICES OF CEMENTOS PACASMAYO ON THE BOLSA DE VALORES DE LIMA (BVL — LIMA STOCK EXCHANGE)

 INFORMATION FOR YEAR 2012 IN NEW SOLS

Common and Investment Shares:

Mnemonic: CPACASC1 – CPACASI1

CEMENTOS PACASMAYO S.A.A. Variable Income
ISIN Code	Mnemonic	Year - Month	PRICES 2012				Average Price S/.
			Open S/.	Close S/.	Highest S/.	Lowest S/.
PEP239501005	CPACASC1	2013-1	6.70	6.97	7.25	6.70	6.99
PEP239501005	CPACASC1	2013-2	7.00	7.04	7.20	6.80	7.03
PEP239501005	CPACASC1	2013-3	7.00	7.50	7.65	7.00	7.27
PEP239501005	CPACASC1	2013-4	7.55	7.40	7.60	7.19	7.35
PEP239501005	CPACASC1	2013-5	7.39	6.95	7.85	6.90	7.36
PEP239501005	CPACASC1	2013-6	6.80	7.11	7.55	6.66	7.16
PEP239501005	CPACASC1	2013-7	7.07	7.00	7.16	6.50	6.91
PEP239501005	CPACASC1	2013-8	7.15	6.90	7.40	6.86	7.15
PEP239501005	CPACASC1	2013-9	6.90	6.70	7.10	6.50	6.94
PEP239501005	CPACASC1	2013-10	6.68	6.62	6.68	6.30	6.50
PEP239501005	CPACASC1	2013-11	6.65	5.85	6.65	5.85	6.16
PEP239501005	CPACASC1	2013-12	5.85	6.35	6.45	5.45	5.99
PEP239501006	CPACASI1	2013-1	6.16	6.15	6.30	6.15	6.15
PEP239501006	CPACASI1	2013-2	-	-	-	-	-
PEP239501006	CPACASI1	2013-3	6.10	6.25	6.25	6.10	6.18
PEP239501006	CPACASI1	2013-4	6.33	6.35	6.35	6.33	6.34
PEP239501006	CPACASI1	2013-5	6.35	6.50	6.50	6.35	6.40
PEP239501006	CPACASI1	2013-6	-	-	-	-	-
PEP239501006	CPACASI1	2013-7	-	-	-	-	-
PEP239501006	CPACASI1	2013-8	5.00	5.00	5.01	5.00	5.00
PEP239501006	CPACASI1	2013-9	4.55	4.50	4.80	4.50	4.62
PEP239501006	CPACASI1	2013-10	4.30	4.00	4.30	4.00	4.15
PEP239501006	CPACASI1	2013-11	4.00	4.10	4.10	4.00	4.01
PEP239501006	CPACASI1	2013-12	3.90	3.75	3.90	3.75	3.81

MONTHLY SHARE PRICES OF CEMENTOS PACASMAYO ON THE NEW YORK STOCK EXCHANGE (NYSE)

 INFORMATION FOR FISCAL YEAR 2013 IN USD

ADRs

Mnemonic: CPAC

	PRICES 2013
Year - Month	Open USD	Close USD	Maximum USD	Minimum USD
2013-1	13.57	13.42	14.93	13.01
2013-2	13.58	13.51	14.55	12.77
2013-3	13.49	14.85	12.77	11.59
2013-4	14.69	14.21	15.31	13.72
2013-5	14.16	12.75	15.61	12.74
2013-6	12.62	12.73	14.49	12.00
2013-7	12.83	12.69	12.94	11.12
2013-8	13.03	12.40	13.49	11.85
2013-9	12.14	11.70	12.98	11.60
2013-10	11.71	11.88	12.15	10.89
2013-11	11.85	10.76	11.90	10.49
2013-12	10.67	11.84	11.86	9.94